UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14f-1


                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 under the Exchange Act


                         COMLINK COMMUNICATIONS COMPANY
                      -------------------------------------
             (Exact name of registrant as specified in its charter)

    NEVADA                       333-117114                     30-0220588
--------------                   ----------                   ---------------
(State or other               (Commission File                (IRS Employer
jurisdiction of                    Number)                  Identification No.)
of incorporation)




                 800 BERING DRIVE, SUITE 100, HOUSTON, TX 77057
              -----------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (713) 266-7500
                                 --------------
               (Registrant's telephone number including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

     This Information Statement is being mailed on or about February 12, 2007 to holders of record as of the close of business on February 6, 2007 of shares of common stock, ("Common Stock"), of Comlink Communications Company (the "Company," "we," "us," or "our"). You are receiving this Information Statement in connection with the appointment of persons designated by USA Superior Energy, Inc., to three seats on the Board of Directors of the Company (the "Board") in connection with the issuance of 34,000,000 common shares pursuant to the Agreement and Plan of Merger on January 16, 2007 representing approximately 64.9% of the Company's outstanding Common Stock, and the resignation of Daniel Brailey as a director will be effective ten days after the mailing of this Notice to shareholders.

     The appointment is being effected through an increase in the number of board members, appointed by Board Action. You are urged to read this Information Statement carefully and in its entirety.

     THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

     The Company has issued 34,000,000 shares of Common Stock pursuant to the Agreement and Plan of Merger with USA Superior Energy, Inc. ("USA SUPERIOR") and USAS Acquisitions, Inc. ("USAS"). Under the terms of the Agreement shareholders of USA Superior Energy, Inc. agreed to receive a total of 34,000,000 shares of common stock of the Company in exchange for common shares of USA Superior Energy, Inc., constituting 100% of the issued and outstanding common stock of USA Superior Energy, Inc.

     As a result of the merger, Daniel Brailey resigned as President, Chief Financial Officer, Chief Executive Officer and Director of the Company which will be effective 10 days after mailing this Notice to shareholders. The Company appointed G. Rowland Carey as President and Director effective immediately. Jerry Witte was immediately appointed Secretary and was appointed as a Director which will be effective 10 days after mailing this Notice to shareholders. Paul Eads is appointed as a director effective 10 days after the mailing of this Notice to shareholders.

     In connection with the change in control, our Board has adopted a new business plan in the energy industry. Accordingly, our Board intends to seek additional capital to enable us to carry out our new business plan.

                                VOTING SECURITIES

     As of the date of this Information Statement, our authorized capital stock consisted of 150,000,000 shares of Common Stock, of which, 52,360,000 shares of common are issued and outstanding as of February 8, 2007. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Executive Officers and Directors

     Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.

                                   OFFICERS

NAME                             AGE               POSITION
-----------------------          ---               -----------------------------
G. Rowland Carey (1)             65                President
Jerry D. Witte   (1)             54                Secretary
Daniel Brailey (2)               37                Former President

----------------
(1) New Officers as of January 16, 2007
(2) Resigned as of January 16, 2007


                               BOARD OF DIRECTORS

NAME                                        AGE               POSITION
----------------------------                ---               --------
G. Rowland Carey (1)                        65                Director
Jerry D. Witte (1)                          54                Director
Paul T. Eads (1)                            67                Director
Daniel Brailey (2)                          37                Director

----------------------------
(1) New Directors
(2) Resigning Director

     Daniel Brailey has tendered his resignation as a director effective ten days after date of mailing of this Notice pursuant to Section 14f of the Securities Exchange Act of 1934.

     Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our new executive officers and directors.

     G. ROWLAND CAREY, is the President and a Director of the Company. Mr. Carey is graduated from University of North Carolina. Prior to becoming President of the Company he was the Managing Member of USA Superior, LLC and President/Director (2006) of USA Superior Energy, Inc., a Delaware corporation. From May 1990 to present he has been the President and CEO of Coast Capital, LLC. Coast provided equipment financing to oil and gas companies. From June 1983 to August 1985 he was the Co-founder and President of Gardner-Carey, Inc. specializing in the development of rural land into subdivisions.

     JERRY D. WITTE, is the Secretary and a Director of the Company. Mr. Witte is graduated from University of Southern Florida. Prior to becoming Secretary of the Company, he was the Secretary and Director (2006) of USA Superior Energy, Inc., a Delaware corporation. Mr. Witte was President and technical scientist of TriLucent Technologies, a public company that utilized remote sensing and radar based hydrocarbon identification for resource development. From 1985 to 1998 Mr. Witte was a senior project manager for SONAT Exploration where he was involved in numerous projects. From 1979 to present Mr. Witte has consulted in areas including but not limited to geophysics, geochemistry, petrophysics and the development of enhancement technologies in the oil and gas industry.

     PAUL T. EADS, is a Director of the Company. Mr. Eads is graduated from the Univ. of Houston in 1962 with a Bachelor of Science degree. He was a director of USA Superior Energy, Inc., a Delaware corporation (2006). Prior to joining the Company, from 1994 to 1999 Mr. Eads was President of XL Lift Systems, Inc. which specialized in providing gas lift consulting services to major oil and gas companies throughout the world. From 1993 to present Mr. Eads was an independent consultant providing gas lift equipment and services to companies including, Exxon, Amoco and Camlow S.A.I.C. (Argentina). Mr. Eads has chaired sessions for the Society of Petroleum Engineers as has written and presented numerous papers and computer programs on gas lift designs and technology.

     DANIEL BRAILEY is the former President and a Resigning Director. Mr. Brailey owns and operates 2-Way Mobile Communications (a Washington state based company), where he had been the managing director since 1994. His responsibilities include sales development, marketing, and the day-to-day operations of the business. 2-Way Mobile Communications provide 2-Way Radio, pager, and cellular services to individuals and businesses throughout the state of Washington. He has been a director of the Company since inception.

Employment Agreements

     We do not have employment agreements with any officers as of the date hereof. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2006, all officers, directors and 10% stockholders have complied with all applicable Section 16(a) filing requirements up to such date. Subsequent thereto, as a result of the change of control, certain further reports have been filed under Section 16, although not timely, and several other reports are pending signature and filing at this time.

Corporate Governance

     We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

     Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would he subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our stockholders.

Stockholder Communication with the Board

     Stockholders may send communications to our Board by writing to: Comlink Communications Company, 800 Bering Drive, Suite 100, Houston, Texas 77057 attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.


                             EXECUTIVE COMPENSATION

Executive Officer Compensation

     The following table sets forth the compensation payable to our Chief Executive Officer and other executive officers of the Company for services in all capacities to the Company and its subsidiaries during the year ended December 31, 2006.

EXECUTIVE AND DIRECTORS COMPENSATION

                                    ANNUAL COMPENSATION

------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
Name & Principal Position             Fiscal    Salary ($)   Bonus ($)    Other       Annual  Restricted    Securities
                                      Year                                Compensation ($)    Stock         Underlying
                                      2006                                                    Award(s) ($)  Options/
                                                                                                            SARS (#)
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
G. Rowland Carey, President (1)                 $0            $0           $0                  $0            0
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
Jerry D. Witte, Secretary (1)                   $0            $0           $0                  $0            0
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
Paul T. Eads, Director (1)                      $0            $0           $0                  $0            0
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------
Daniel Brailey,
Former President & Director (2)                 $0            $0           $0                  $0            0
------------------------------------- --------- ------------ ------------ ------------------- ------------- --------------

(1) New Officers/Directors
(2) Resigned as President January 16, 2007, Resigning Director

     The Company has not adopted any stock option or other forms of incentive compensation plans at this time.

                           Compensation of Directors
                           -------------------------

     Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 52,360,000 shares of common stock outstanding.

Title of Class      Name and Address          Amount and Nature       Percent of
                    Of Beneficial Owner*      of Beneficial Ownership   Class
--------------      ---------------------     ----------------------- ----------
Common Stock        G. Rowland Carey          30,980,000                59%
                    President & Director

Common Stock        Jerry D. Witte             1,190,000                2.2%
                    Secretary & Director

Common Stock        Paul T. Eads               1,190,000                2.2%
                    Director

Common Stock        Daniel Brailey                     0                  0%
                    Former President &
                    Resigning Director

All Directors and Executive                   33,360,000               63.4%
 Officers as a Group (4 persons)
-----------------------------
* The beneficial owner's address is the same as the Company's principal office.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     This schedule is related to the acquisition of beneficial ownership of Common Stock of Comlink Communications Company (hereinafter the "Company") whose principal place of business is located at 800 Bering Drive, Suite 100, Houston, TX 77057, of which G. Rowland Carey, Jerry D. Witte and Paul T. Eads (principals of USA Superior Energy, Inc.) acquired 34,000,000 shares of Common Stock by an Agreement and Plan of Merger between USA Superior Energy, Inc. and the Company on January 16, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               COMLINK COMMUNICATIONS COMPANY
                                               (Registrant)



Date: February 8, 2007

                                               By: /s/G. Rowland Carey
                                                   -----------------------------
                                                   G. Rowland Carey, President